Exhibit 99.7

ZenaTech’s ZenaDrone Partners with Eagle Point Funding to Win US Defense Customers

Vancouver, British Columbia, (July 24, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that its subsidiary ZenaDrone has signed a strategic partnership agreement with Eagle Point Funding, a specialized consultancy for technology and defense-focused companies, to help win US defense contracts. By leveraging Eagle Point’s deep expertise in R&D grant program opportunities, the company will gain structured support in identifying and preparing competitive proposals, and in establishing and expanding relationships within key US defense and government agencies.

“Our collaboration with Eagle Point Funding will accelerate testing, pilot deployments, and enable long-term procurement discussions—helping ZenaDrone to advance as a key provider of American-made drone solutions,” said Shaun Passley, Ph.D., ZenaTech CEO. “Their expertise in navigating federal R&D funding programs such as SBIR and Department of Defense solicitations (DoD BAA), gives us a powerful advantage as we develop next-generation drone technologies aligned with US defense priorities. This partnership enhances our ability to accelerate product development, expand defense agency relationships, and unlock new growth without equity dilution.”

Eagle Point Funding helps technology companies secure non-dilutive federal R&D grants and contracts from agencies such as the DoD, Air Force, Navy, and others. They specialize in programs such as the Small Business Innovation Research (SBIR), Air Force Works (AFWERX), and the Defense Advanced Research Projects Agency (DARPA), guiding clients through the application process to win contracts.

ZenaDrone has previously completed paid trials with the US Air Force and Navy Reserve, demonstrating its ability to deliver solutions including delivery of critical supplies such as blood in the field. The companies’ suite of drones for military use includes the ZenaDrone 1000, the IQ Nano and the IQ Square drone that are designed for a variety of applications including inspections, surveillance, reconnaissance, and indoor inventory management for warehouses and armories.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.